

March 19, 2014

<u>**Via E-mail**</u>

T. Mark Kelly, Esq.
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, TX 77002

>   **Re: Miller Energy Resources, Inc.**
>   **Preliminary Proxy Statement**
>   **Filed March 13, 2014**
>   **File No. 001-34732**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement
Cover Page

1.   Please revise the cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Questions and Answers, page 1

2.   We note on page 5 that proxies may be solicited by mail, personally or by telephone. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Background to the Solicitation, page 7

3.   Revise your disclosure to describe the consulting services for which you engaged Bristol.

4.   Please tell us, with a view toward revised disclosure, whether Bristol's nominees are currently eligible to receive votes at the annual meeting. If not, disclose such fact and describe any alternative available to security holders to vote for Bristol's nominees at the annual meeting.

Other Compensation: Benefits, Change-in-Control Arrangements and Employment Agreements, page 26

5.   Please revise this section to define "cause" as it affects each agreement disclosed (instead of referring security holders to a separate filing). Also, disclose here or on page 41 whether the election of Bristol's nominees would result in a change of control as defined in the employment agreements disclosed.

Potential Payments upon Change in Control or Termination of Employment, page 41

6.   To the extent applicable, and in an appropriate section of the proxy statement, disclose information relating to any payments due your directors as a result of the election of Bristol's nominees.

7.   Also, if applicable, disclose in an appropriate section of the proxy statement whether any other obligations of the company, such as debt, would be accelerated as a result of a change of control resulting from the election of Bristol's nominees.

Proposal 1. Election of Directors, page 46

8.   We note your disclosure in the second paragraph on page 46 that you may introduce substitute or additional nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

9.   Please revise your disclosure to explain why you recommend that security holders vote for your nominees.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions